UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-52123

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 965061104

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: May 3, 2008
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Whitehall Jewelers Holdings, Inc.
Full Name of Registrant
Former Name if Applicable
125 S. Wacker Drive, Suite 2600
Address of Principal Executive Office (Street and Number)
Chicago, IL 60606
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Whitehall Jewelers Holdings, Inc. (the "Company") was unable to timely file its quarterly report on Form 10-Q for the quarterly period ended May 3, 2008 (the "Form 10-Q") by June 17, 2008, the prescribed due date, as a result of recent developments reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2008. As a result of the developments discussed in Items 2.04 and 8.01 of that Current Report, the Company is facing significant challenges in meeting its ongoing liquidity requirements. These matters have taken and continue to take a substantial amount of management's time to address. As a result, these recent developments have caused significant disruption and delay in the normal process of preparation and completion of the Form 10-Q and the related review and certification process.

PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.
	Peter Michielutti	(312)	782-6800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain statements in this Form 12b-25 contain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include information relating to the Company that are based on the current beliefs of the Company’s management as well as assumptions made by and information currently available to management, including statements related to the Company's financial results, liquidity, financing activities, and related expectations, estimates and beliefs. When used in this report, the words “believes,” “intent,” “may,” “will” and similar expressions and their variants, as they relate to the Company or the Company’s management, may identify forward-looking statements. Such statements reflect the Company’s judgment as of the date of this report with respect to future events, the outcome of which is subject to certain risks, which may have a significant impact on the Company’s business, operating results or financial condition. These forward-looking statements are based on estimates and assumptions by the Company's management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements: (i) the Company's substantial indebtedness; (ii) inability to implement the Company's business strategy and achieve anticipated cost savings in a timely and effective manner; (iii) the value of the Company's inventory; (iv) availability of additional financing; (v) fluctuations of raw material prices and the Company's reliance on a limited number suppliers; (vi) adverse economic conditions; and (vii) the amount of capital expenditures required at the Company's businesses. The foregoing list of important factors is not exclusive. These and other factors are discussed in more detail in the annual report on Form 10-K filed by Whitehall Jewelers Holdings, Inc. on May 16, 2008 under the heading "Item 1A. Risk Factors." In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise.

          WHITEHALL JEWELERS HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 18, 2008	By:	/s/ MICHAEL H. DON
		Name:	Michael H. Don
		Title:	Chief Executive Officer and President